Exhibit 4.10

EXECUTIVE RELEASE AGREEMENT

This Executive Release Agreement (“Agreement”) is entered into on July 11, 2023 (“Execution Date”), and is deemed to be effective from July 10, 2023 (“Effective Date”), at New Delhi by and between:

A.	AZURE POWER INDIA PRIVATE LIMITED, a private limited company incorporated under the laws of India and having its office at 5th floor, Southern Park, D-II, Saket Place, Saket, New Delhi - 110017 (hereinafter referred to as the “Indian Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns);

B.	AZURE POWER GLOBAL LIMITED, a company incorporated under the laws of Mauritius and leaving its office at C/o AAA Global Services Ltd, 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius (hereinafter referred to as the “Mauritius Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns); and

C.	MR. RUPESH AGARWAL, a citizen of India bearing PAN ACMP2420N and resident of Unit 203, Tower 21, Lotus Boulevard, Sector 100, Noida 201304 (hereinafter referred to as the “Executive” which expression shall unless repugnant to the meaning or context thereof, be deemed to include his legal heirs).

The Indian Company and the Mauritius Company are individually referred to as “Company” and collectively referred to as “Companies”.

The Companies and the Executive shall, hereinafter, be collectively and commonly referred to as “Parties” and individually as a “Party”.

Any term not defined under this Agreement shall have the meaning assigned in the Employment Agreement (as defined below), notwithstanding the cessation of employment of the Interim CEO under the employment agreement dated August 29, 2022 between the Indian Company, Mauritius Company and the Executive (“Employment Agreement”).

WHEREAS The Executive held the position of Interim Chief Executive Officer (“CEO”) in the Indian Company and Mauritius Company (collectively, “Companies”) from August 29, 2022. The Executive had tendered his resignation, which is effective July 10, 2023, from all employment (including the Chief Commercial and Strategy Officer) with the Companies and the Group (as defined hereinafter). The Parties are therefore desirous of recording the final terms and conditions of such cessation, as set out hereinafter.

WHEREAS the Executive has also entered into an Employment Agreement dated July 18, 2022 with the Indian Company for appointment as a Chief Commercial and Strategy Officer (“CSCO Agreement”) which CSCO Agreement is currently in abeyance as per the terms of the Employment Agreement and from which the Executive has also tendered his resignation with the same effective date. July 10, 2023.

NOW, THEREFORE, in consideration of the mutual covenants, and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, hereby agree as follows:

(1)	The Executive confirms that all positions (including, but not limited to, all board / committees and executive positions) held by him in the Companies and / or in the Group, shall stand vacated as of the close of business of the Indian Company and the Mauritius Company. The Executive hereby agrees and affirms that he will assist the Companies and such other representatives of the Group and will sign the necessary letters and documents to record his resignation from any position that he may have been appointed to or be in the process of being appointed to and hereby authorizes the Group and such other representatives of the Group to do what is necessary in this regard to record resignation of the Executive.

(2)	The Executive further agrees to fully cooperate with (i) the ongoing investigation by the United States Department of Justice and the Securities and Exchange Commission (collectively the United States government or USG) and any investigative steps the Companies or its counsel undertake to support the Companies’ ongoing cooperation with the USG; (ii) any investigation or inquiry against the Companies initiated by any authorities in India, except that nothing in this agreement limits the rights the Executive has under the Fifth Amendment to the United States Constitution or other laws or rights recognized by the courts in India or the United States in relation to rights against self-incrimination nor will the exercise of those rights be deemed to relieve the company of the agreement to pay for the Executive’s counsel.((i) and (ii) are collectively referred to as “Investigations”). As part of his cooperation the Executive agrees to be fully truthful and responsive to any inquiry, interview request, or related correspondence from the Companies, their counsel, the USG or the authorities in India into any matter that may involve the Executive’s former employment with the Companies. The Executive further agrees to keep the information about such investigations confidential, and only share information about such investigations with the Companies, their counsel and their respective advisors, the USG, the authorities in India and his counsel and advisors (such counsels and advisors being similarly bound by confidentiality restrictions). Further, the Executive may disclose to prospective employers his ongoing cooperation with investigating agencies in the USG and in India (if any), with the understanding that such disclosure shall be limited to the fact of his cooperation.

(3)	To compensate the Executive for his time in truthfully responding to questions or other requests made by the USG, any authorities in India, or the Companies—including any request to participate in an interview—the Indian Company (either by itself or by the Mauritius Company) agrees to pay the Executive a per day fee of INR 1,00,000 (one lakh) for such day that the Executive is required to visit any governmental authorities whether locally, nationally or internationally in connection with any Investigations, and reasonable costs as applicable to a CEO for any required travel. The Companies further agree to pay reasonable fees and costs for independent legal counsel for such professionals who will advise the Executive during the course of his cooperation in relation to any such

Investigations, including the independent legal counsel engaged by the Executive to advise in relation to any Investigations as of the date of this agreement.

(4)	The Executive, both on his behalf and on behalf of his successors and heirs, releases and forever discharges the Companies, their affiliates and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities from all Claims. The Executive waives any future Claims whatsoever that the Executive or his successors or heirs have or may have against any of the Companies, their affiliates and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities, other than those arising under paragraph 3 of this Agreement or in respect of payment of amounts specified under Annexure A to this Agreement.

For this purpose, ‘Claims’ means any and all past and present claims, charges, complaints, lawsuits, liabilities, obligations, promises, agreements, damages, actions, causes of action, rights, demands, costs (including all legal costs), losses, debts and expenses, injuries and grievances of any and every kind. Claims also includes, but is not limited to, a full release of any and all claims for punitive damages, attorneys’ fees, injunctive relief, declaratory relief, equitable relief, loss of wages, loss of other employment, back pay, front pay, 1iquidated damages, compensatory damages, breach of express or implied contract, wages or benefits owed, covenants of fair dealing and good faith, interference with contract, option grants, wrongful discharge or termination, fraud, personal injury, infliction of emotional distress, mental anguish, libel, slander, defamation, negligence, assault, battery, invasion of privacy, false imprisonment, civil conspiracy, duress, promissory or equitable estoppel, violation of public policy, retaliation, breach of fiduciary duty, bad faith, employment discrimination or harassment of any type or retaliation based on any protected status (including, without limitation, national origin, race, age, sex, sexual orientation, disability, workers’ compensation status, or other protected category) or other discrimination, retaliation or harassment in accordance with the subsisting laws in India or any other applicable state or local law, regulations or other similar provisions, vacation pay, sick pay, any retirement or pension contributions or benefits, medical or health benefits, short or long term disability benefits, long service payment, severance or redundancy payments, notice (or payment in lieu). leave encashment, allowances, bonus (statutory or otherwise), incentive share or share option scheme, retention scheme, and any other employee benefits; and any and all claims and demands of any other kind and nature whatsoever, foreseen, unforeseen, or unforeseeable, now known or which may hereafter be discovered relating to his employment with and/or separation from the Companies, or to any event, act or omission that has occurred at any time up to and including the date of cessation of the Executive, whether or not the Claim arises or may arise under contract, tort, equity or statute.

(5)	The receipt of any severance compensation pursuant to Section 3 will be subject to the Executive not violating the provisions of Section 5 and Section 6 (b),(c),(d),(e) of the Employment Agreement. In the event the Executive breaches the provisions of Section 5 or Section 6 (b),(c),(d),(e) of the Employment Agreement all payments and benefits to which the Executive may otherwise be entitled pursuant to under Section 3 of the Employment Agreement will immediately cease, to the extent permissible under law. With effect from the execution of this Agreement, the Parties agree to waive applicability of Clause 6(a) of the Employment Agreement.

(6)	The Executive shall not, up to and after the date of cessation, directly or indirectly, make disparaging or negative statements of whatever kind and in whatever context, through any medium, about any of the Companies, their affiliates, employees, business practices, plans or procedures, products, or pertaining to the Executive’s tenure with the Companies or the terms of this Agreement. The same shall be applicable to the Companies, with regards to making statements on the Executive. Provided, however, that this provision shall not create any limitation nor does it modify the promise to truthfully respond to inquiries from the Companies, its counsel, and the USG as outlined in paragraph 2 above nor does it limit the Companies’ obligation to cooperate with the USG.

(7)	In the event, at any time after the cessation of employment of the Executive, if it is proven by a final court of competent jurisdiction that during the limited period of Term of his employment, the Executive was engaged or involved in any of the following:

(a) misconduct or fraud, (b) gross negligence, (c) breach of any terms of employment or applicable laws (d) breach of this Agreement or (d) misappropriation of funds or property of the Companies,

then the Companies shall have all rights and entitlements against the Executive for the proven damages, as may be available and within such time periods as available under applicable laws.

(8)	It is further clarified that the Term of the Executive’s employment as a CSCO commenced from the effective date of the CSCO Agreement up to the effective date of the Employment Agreement, and the Executive’s employment as an Interim CEO commenced from the effective date of the Employment Agreement up to the effective date of the Executive’s resignation i.e., July 10, 2023.

(9)	The Company shall not raise any Claims against the Executive except as any claims that the Companies may have pursuant to the confidentiality obligations under Clause 2, or claims under Clause 6 or 7 above.

(10)	The Company and the Executive acknowledge the provisions of the Indemnification Agreement dated September 19, 2022 entered into between the Company and the Executive and the same shall continue to apply in accordance with the terms contained therein.

(11)	The Executive agrees that his obligations under the Employment Agreement shall survive post his Resignation Date including the obligations under Clause 5 (Non-Disclosure of Confidential Information) and Clause 6 (b),(c),(d),(e).

(12)	Clauses 9 (Notices), 10 (Severability), 11 (Governing Law and Arbitration) and 13 (Definitions) of the Employment Agreement shall mutatis mutandis apply to this Agreement.

Annexure A

AZURE POWER INDIA PRIVATE LIMITED

FULL AND FINAL SETTLEMENT - July 2023

Employee Code	AZ1399	Employee Name	Rupesh Agarwal
PF Account Number	DSNHP09396280000011481	Date Of Joining	20 July 2022
Last working day	10 July 2023	Days Worked	10
Arrears Days	0	Notice Days	0
ESIC Account Number		Leave Encashment Days	15.5
Bank Name	ICICI Bank	Bank Account Number	039901545634
Permanent Account Number	ACMPA2420N

The following items have been return to the company by the above employee.
☐ Handover Doc	☐ ID CARD	☐ KT Doc	☐ LAPTOP
☐ Mobile	☐ Other	☐ SIM

Earnings Particulars	Amount	Deductions Particulars	Amount
Basic Salary	4,30,107	IT Deduction	105,89,297
House Rent Allowance	2,15,054	PF Deduction	51,613
Choice Pay	3,33,978
Leave Encashment	7,94,872
Other Earning	0
Taxable Car Maintenance	1,78,060
Taxable Driver Reimbursement	9,677
Taxable LTA Reimbursement	1,09,645
Variable Pay	2,60,00,000
Total Earnings	2,80,71,393	Total Deductions	1,06,40,910
Net full and final settlement amount payable,: 1,74,30,483 (In words: One Crore Seventy Four Lacs Thirty Thousand Four Hundred Eighty Three Only)

Prepared By	Authorized By	Approved By
I, Rupesh Agarwal Employee Code No: AZ1399 hereby accept a sum of Rs. 1,74,30,483 as per above full and final settlement and also declare that there are no pending dues from AZURE POWER INDIA PRIVATE LIMITED

Signature Of Employee		Signature Of Cashier / Accountant

This is a computer generated statement and hence no signature is required.

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

/s/ Rupesh Agarwal
MR. RUPESH AGARWAL

Signature Page — Executive Release Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power India Power Limited

/s/ Shweta Srivastava
Authorized Signatory
Name:	SHWETA SRIVASTAVA.
Designation:	CHIEF HUMAN RESOURCES OFFICER.

Signature Page — Executive Release Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power Global Limited

/s/ Sugata Sircar
Authorized Signatory
Name:	SUGATA SIRCAR
Designation:	EXECUTIVE DIRECTOR

Signature Page — Executive Release Agreement